BLACK BIRD BIOTECH, INC.

11961 Hilltop Road, Suite 22

Argyle, Texas 76226

March 31, 2023

Gregory Herbers

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Black Bird Biotech, Inc.
Pre-effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) Filed March 24, 2023 File No. 333-269630

Dear Mr. Herbers:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Black Bird Biotech, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the Registration Statement on Form S-1 (Registration No. 333-269630) (the “Registration Statement”), be declared effective at 3:00 p.m. (Washington, D.C. time), on April 4, 2023, or as soon thereafter as practicable.

Please call Eric Newlan at (940) 367-6154 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Fabian G. Deneault
Fabian G. Deneault
President